UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Hurco Companies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

447324104

(CUSIP Number)

Elliot Press KMZ Rosenman 575 Madison Avenue New York, NY 10022 (212) 940-6348	John Denneen The Royce Funds 1414 Avenue of the Americas New York, NY 10019 (212) 508-4581

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2003

(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box  / X /

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 447324104
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Royce & Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) / / (b) / /
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 548,100 Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 548,100 Shares
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 548,100 Shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.82%
14		TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This Statement relates to the shares of Common Stock ("Common Stock") of Hurco Companies, Inc. (the "Company"), a corporation organized under the laws of the State of Indiana. The principal executive offices of the Company are located at One Technology Way, Indianapolis, Indiana 46268

Item 2.	Identity and Background

(a)  Pursuant to Rule 13-d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Royce & Associates, LLC, a Delaware limited liability company (the "Reporting Person").

(b)-(c)

The Reporting Person is a limited liability company that is registered as an Investment Adviser under the Investment Adviser's Act of 1940, as amended. The Reporting Person acts as investment adviser to certain managed accounts and funds over which the Reporting Person exercises discretionary authority, certain of which funds are investment companies registered under the Investment Company Act of 1940. The Common Stock of the Company is held in certain of these accounts including Royce Group Trust ("RGT"), Royce Razor Fund, LP ("RRF"), Royce Endowment Fund ("REF"), Royce Micro Cap Trust ("RMT"), Royce Opportunity Fund ("ROF") and Legg Mason Global Small Cap Equity ("LMG") (collectively, the "Advisory Clients"). The principal business address of the Reporting Person is 1414 Avenue of the Americas, New York, NY 10019. Its telephone number is (212) 486-1445. The Reporting Person is a wholly-owned subsidiary of Legg Mason, Inc. ("Legg Mason"). The principal business address of Legg Mason, Inc. is 100 Light Street, Baltimore, MD 21202. Legg Mason is a holding company that, through its subsidiaries, is principally engaged in providing asset management, securities, brokerage, investment banking and other related financial services.

The name, business address and present principal occupation or employment of each of the executive officers and members of the Board of Managers of the Reporting Person is set forth on Schedule I annexed hereto which is incorporated herein by reference. The name, business address and present principal occupation or employment of each of the executive officers of Legg Mason is incorporated herein by reference to Exhibit 1. The name, business address and present principal occupation of each of the members of the Board of Directors is incorporated herein by reference to Exhibit 2.

(d) To the best knowledge of the Reporting Person, during the last five years, neither the Reporting Person, its parent company, nor any of the persons listed on Schedule I, Exhibit 1, or Exhibit 2, hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  To the best knowledge of the Reporting Person, during the last five years, neither of the Reporting Person, its parent company, nor any of the persons listed on Schedule I, Exhibit 1, or Exhibit 2, hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the Reporting Person was the working capital of the Advisory Clients. The working capital may, at any given time, include margin loans made by Goldman, Sachs & Co. in the ordinary course of business.

The total cost of the reported shares of Common Stock beneficially owned by the Reporting Person including those of their clients and entities they control, is $2,487,767.82. The cost was incurred in respect of the respective Advisory Clients as follows:

RGT:     $ 342,626.56
RRF:      43,510.20
REF:      1,161,554.15
RMT:      24,956.00
ROF:      843,126.71
LMG:      71,994.20

Item 4.

The Reporting Person has acquired the shares of the Company reported herein for investment purposes. The Reporting Person notes that the Company recently commenced a tender offer for shares of its Common Stock held by persons owning 99 or fewer shares. The Company has publicly stated that, to the extent this tender offer results in lowering the number of its stockholders of record to less than 300, it "intends to terminate the registration of its common stock under the Securities Exchange Act of 1934 and become a non-reporting company. If that occurs, the Company will no longer file periodic reports with the Securities and Exchange Commission, including annual reports on Form 10-K and quarterly reports on Form 10-Q, and will not be subject to the SEC's proxy rules. In addition, the common stock will no longer be eligible for trading on the Nasdaq market."

The Reporting Person believes that the above-described plans of the Company's management will be detrimental to the interests of the Company's shareholders. Therefore, the Reporting Person believes that significant changes are required in management's plans to become a non-reporting company and management's approach to maximizing shareholder value should be critically examined. In addition, the Reporting Person believes that management must consider all available means of increasing shareholder value, including soliciting and considering offers from third parties with respect to strategic transactions involving the Company or a sale of the Company or its assets.

In that regard, the Reporting Person intends to closely scrutinize and monitor developments at the Company and may communicate with members of management, other shareholders or potential shareholders of the Company or other third parties on matters that the Reporting Person deems relevant to its investment in the Company, including for the purpose of influencing material business decisions relating to the Company. The Reporting Person may at any time and from time-to-time take such other actions, including actions which could result in the changes or events specified in clauses (a)-(j) of Item 4 of the Form of Schedule 13D, as the Reporting Persons determine to be in their best interest.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of the outstanding Common Stock of the Company reported owned by the Reporting Per-son is based upon 5,583,158 shares of Common Stock of the Company outstanding, as reported in the Company's quarterly report on Form 10-Q for the quarter ended April 30, 2003.

As investment manager for the Advisory Clients, the Reporting Person may be deemed to beneficially own the aggregate 548,100 shares held by the Advisory Clients. Such shares represent approximately 9.82% of the outstanding Common Stock of the Company and are held by the various Advisory Clients as follows:

RGT:     46,000 shares (under 1%)
RRF:     15,000 shares (under 1%)
REF:     197,000 shares (3.52%)
RMT:     16,100 shares (under 1%)
ROF:     250,000 shares (4.48%)
LMG:     24,000 shares (under 1%)

(b) By virtue of the Reporting Person's position as investment manager for its Advisory Clients, the Reporting Person may be deemed to possess the sole power to vote and dispose of the shares of Common Stock held by its Advisory Clients.

(c) Set forth immediately below is a description of each trans-action in the Company's Common Stock that were effected by the Reporting Person for its Advisory Clients within the last 60 days. All such transactions were effected in the open market.

Number of Shares	Purchase or Sale	Price per Share	Date	Advisory Client

14,600	Purchase	$2.84	6/4/03	RRF
15,400	Purchase	$2.90	6/5/03	RRF
10,000	Purchase	$2.95	6/10/03	LMG
10,000	Purchase	$2.96	6/11/03	LMG
6,300	Purchase	$3.02	6/12/03	LMG
3,700	Purchase	$3.10	6/13/03	LMG
24,000	Sale	$2.39	7/23/03	REF
6,000	Sale	$2.39	7/23/03	LMB

(d)  The Advisory Clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of the shares reported herein that are held by such respective Advisory Clients. No single Advisory Client has an interest by virtue of such relationship that relates to more than 5% of the Company's Common Stock.

(e) Not applicable.
Item 6.		Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

Except for the investment management agreements entered into between each of the Advisory Clients and the Reporting Person which grant the Reporting Person voting and dispositive power over all securities held by such the Advisory Clients, no contracts, arrangements, understandings or relationships with respect to security of the Company exist.

Item 7.		Material to be Filed as Exhibits
Exhibit 1.		Executive Officers of Legg Mason (Item 4A of Legg Mason's Annual Report of Form 10-K filed on June 18, 2003 is incorporated herein by reference.)
Exhibit 2.		Board of Directors of Legg Mason (the Section entitled "ELECTION OF DIRECTORS" in the Annual Proxy Statement on Form DEF 14A filed by Legg Mason on June 18, 2003 is incorporated herein by reference.

SIGNATURE

        After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2003

ROYCE & ASSOCIATES, LLC

By: /s/ Charles M. Royce Name: Charles M. Royce Title: President

Schedule I

Executive Officers and Managers

ROYCE & ASSOCIATES, LLC

        The name and present principal occupation or employment of each of the executive officers and members of the Board of Managers of ROYCE & ASSOCIATES, LLC is set forth below.

Name	Present Principal Occupation and Employment	Business Address

Charles M. Royce President and Member of Board of Managers of Royce & Associates, LLC	President and Chief Investment Officer of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019
Raymond A. Mason Member of Board of Managers of Royce & Associates, LLC	Chairman, President and Chief Executive Officer of Legg Mason, Inc.	100 Light Street Baltimore, MD 21202
Timothy C. Scheve Member of Board of Managers of Royce & Associates, LLC	Senior Executive Vice President of Legg Mason, Inc.	100 Light Street Baltimore, MD 21202
Mark R. Fetting Member of Board of Managers of Royce & Associates, LLC	Executive Vice President of Legg Mason, Inc.	100 Light Street Baltimore, MD 21202
John D. Diederich Chief Operating Officer, Chief Financial Officer, Managing Director and Member of the Board of Managers of Royce & Associates, LLC	Chief Operating Officer and Chief Financial Officer of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019
Jack E. Fockler, Jr. Managing Director and Vice President of Royce & Associates, LLC	Vice President of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019
W. Whitney George Managing Director and Vice President of Royce & Associates, LLC	Vice President of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019
Daniel A. O'Byrne Principal and Vice President of Royce & Associates, LLC	Vice President of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019